UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number 001-38813

Highest Performances Holdings Inc.

61F, Pearl River Tower
No. 15 Zhujiang West Road, Zhujiang New Town, Tianhe, Guangzhou
Guangdong Province, People’s Republic of China
Tel: +86-020-28381666

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Highest Performances Holdings Inc. (the “Company”) is furnishing this current report on Form 6-K to report the dismissal of Marcum Asia CPAs LLP (“Marcum Asia”) effective March 29, 2024 and that the Company has appointed Deloitte Touche Tohmatsu Certified Public Accountants LLP (the “Successor Auditor”) as successor auditor of the Company effective March 29, 2024 and for the fiscal year ended June 30, 2024.

In connection therewith, the Company provides that:

1.	the dismissal of Marcum Asia and the appointment of the Successor Auditor have been considered and approved by the Company’s audit committee and board of directors;

2.	the audit reports of Marcum Asia on the financial statements of the Company as of and for the years ended June 30, 2022 and 2023 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles; and

3.	during the fiscal years ended June 30, 2022 and 2023 and in the subsequent interim period through March 29, 2024, there have been no disagreements (as described under Item 16F(a)(1)(iv) of Form 20-F) between the Company and Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to Marcum Asia’s satisfaction, would have caused Marcum Asia to make reference to the subject matter of such disagreements in its reports on the financial statements for such years. None of “reportable events”, as that term is described in Item 16F(a)(1)(v) of Form 20-F occurred within the two fiscal years of the Company ended June 30, 2022 and 2023 and subsequently up to the date of dismissal.

The Company provided Marcum Asia with a copy of this Form 6-K and requested that Marcum Asia provide the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements made by the Company in the Form 6-K. A copy of Marcum Asia’s letter dated April 2, 2024 is furnished as Exhibit 16.1 to this Form 6-K.

During the Company’s most recent two fiscal years and in the subsequent interim period through March 29, 2024, neither the Company nor anyone on its behalf has consulted with the Successor Auditor on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that the Successor Auditor concluded was an important factor considered by the Company in reaching a decision as to any accounting, audit, or financial reporting issue or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

The Company intends to use this Form 6-K and the accompanying exhibit to satisfy its reporting obligations under Item 16F(a) of its Form 20-F for the year ending June 30, 2024 to the extent provided in and permitted by Paragraph 2 of the Instructions to Item 16F of Form 20-F and plans to incorporate Exhibit 16.1 reference into its Form 20-F to the extent necessary to satisfy such reporting obligations and to its Form F-3 (File No.: 333-261063).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Highest Performances Holdings Inc.
Date: April 2, 2024
	By:	/s/ Hu Yinan
		Name:	Hu Yinan
		Title:	Vice-Chairman of the Board, Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
16.1	Letter from Marcum Asia CPAs LLP, dated April 2, 2024
99.1	Press Release

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